                                                April 29, 1997

VIA EDGARLink Transmission
--------------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

     Re: General Wireless, Inc. Application for Withdrawal of
         Registration Statement on Form S-1
         (Registration No. 333-07161)
         -----------------------------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, General Wireless, Inc. (the "Company") hereby applies to withdraw the above-referenced Registration Statement, originally filed with the Commission on June 28, 1996, and as subsequently amended on August 17, 1996, December 23, 1996, January 22, 1997 and January 28, 1997. The Company is requesting such withdrawal of the Registration Statement due to the financial market conditions. The Company has not sold nor made any offers to sell any of the shares covered by such Registration Statement.

        Please provide the Company and the Company's legal counsel, Kimberley E. Henningsen of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, CA 94303, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

        If you have any questions regarding this application, do not hesitate to contact the undersigned at (214) 265-2550 or Kimberley E. Henningsen at (415) 496-2640.

                                         Very truly yours,

                                         /s/ Roger D. Linquist
                                         Roger D. Linquist,
                                         President and Chief Executive Officer

cc: Edward M. Leonard, Esq.
    Andrew Baw, Esq.
    Kimberley E. Henningsen, Esq.